UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1/A

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GLOBAL ENERGY INC.
(Exact name of registrant as specified in its corporate charter)

000-28025
(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	86-0951473 (I.R.S. Employer Identification No.)

P.O. Box 49149, Four Bentall Centre
400-1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1J1
(Address of principal executive offices)

604. 639.5835
(Issuer's telephone number)

GLOBAL ENERGY INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about April 15, 2005 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Global Energy Inc., a Nevada corporation (the "Company" or "Global") incorporated as of February 16, 1999.

Pursuant to the terms of an affiliate stock purchase agreement made as of April 5, 2005 (the "Agreement") between DNG Capital Corp. (USA) ("DNG") and each of Ultimedia Sales Inc., Mirelis InvesTrust SA, Altshuler Shaham Ltd., Rolfe Investment Ltd., Zonbit Ltd. and Ariel Malik, DNG sold, and the other parties purchased, an aggregate of 1,712,500 restricted shares of common stock of Global, for total proceeds of $350,000. Together these shares represent 36.83% of all of Global's issued and outstanding shares of common stock, although none of the purchasing parties are acquiring 10% or more of the common stock of Global.

The terms and conditions of the Agreement are summarized below under the heading "The Agreement".

At the time, and as part, of closing of the sale and purchase under the Agreement, Mr. Christopher S. Kape was appointed to the Company's board of directors. He was also appointed as the Company's President and Chief Executive Officer. At the same time, Mr. Dean Rogers resigned as a director of the Company, and Mr. Nick DeMare assumed the positions of Secretary and Treasurer, having resigned as President and Chief Executive Officer.

Effective April 5, 2005, the Company's board consisted of Christopher S. Kape and Nick DeMare. Mr. DeMare has expressed his intention to resign as a director and officer of Global to be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission ("SEC"), and its mailing or delivery to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 thereunder.

Following the effective date of Mr. DeMare's resignation, the board of directors of the Company will be comprised of Christopher S. Kape alone.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE AGREEMENT

Effective April 5, 2005, a total of 1,712,500 restricted shares of common stock of Global (the "Shares") were transferred from DNG to Ultimedia Sales Inc. (428,125 Shares), Mirelis InvesTrust SA (428,125 Shares), Altshuler Shaham Ltd. (428,125 Shares), Rolfe Investment Ltd. (328,125 Shares), Zonbit Ltd. (50,000 Shares) and Ariel Malik (50,000 Shares).

Particulars with respect to the above transferees are:

Name and Municipality of Residence of Transferee	Name of Principal
Ultimedia Sales Inc. Richmond Hill, Ontario	M.C. Bayview Investments Inc. (1)
Mirelis InvesTrust SA Geneva, Switzerland	Lawi Family (2)
Altshuler Shaham Ltd. Tel Aviv, Israel.	Gilad Altshuler Kalman Shaham
Rolfe Investment Ltd. Zug, Switzerland	Ariel Malik
Zonbit Ltd. Rishon Lezion, Israel	Israel Ben Yoram Zvika Sonshine
Ariel Malik Hod Hasharon, Israel	N/A

(1) M.C. Bayview Investments Inc. is a company controlled by Amos Sochaczevski.

(2) There are over 20 shareholders of this company, and it is effectively controlled by the members of the Lawi family.

DNG is a company incorporated under the laws of the State of Colorado. Nick DeMare, a director and officer of Global, is the principal of DNG. Effective December 3, 2002, DNG acquired the Shares from Georgios Polyhronopoulos (1,462,500 Shares) and Larry Richardson (250,000 Shares).

The Shares will not be registered with the SEC or the securities commission of any state of the United States.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of April 5, 2005 and the date of this Information Statement, there were and are 4,650,000 shares of the Company's Common Stock issued and outstanding on a fully diluted basis after giving effect to the transfer of the Shares.. Each shareholder is entitled to one vote for each share of Common Stock in his/her/its name on the books of the Company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of Common Stock known by Global to be owned beneficially as of April 5, 2005 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of Global; (ii) each director and officer of Global; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Nick DeMare 1305-1090 West Georgia Street Vancouver, B.C. V6E 3V7 Director, Officer	None (3)	N/A
Common Stock	Christopher S. Kape 2148 West 47th Avenue Vancouver, B.C. V6M 2M7 Director, Officer	None	N/A
Common Stock	Directors and Officers (as a group)	None	N/A
Common Stock	Altshuler Shaham Ltd. 19A Habarzel Street Tel Aviv Israel, 69710	428,125	9.21%
Common Stock	Mirelis InvesTrust SA 12 rue de la Corraterie Geneva 1204 Switzerland	428,125	9.21%
Common Stock	Rolfe Investment Ltd. Chamerstrasse 12c P.O. Box 4436 6304 Zug Switzerland	328,125	7.06%
Common Stock	Ultimedia Sales Inc. 124 Center Street West Richmond Hill, Ontario L4C 3P7	428,125	9.21%

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 5, 2005, and the date of this Information Statement.

(2) Based upon Global's 4,650,000 issued and outstanding shares of common stock as of April 5, 2005 and as of the date of this Information Statement.

(3) Effective April 5, 2005, Nick DeMare transferred all 1,712,500 shares of the Company's common stock held by him indirectly in the name of DNG to Altshuler Shaham Ltd., Mirelis InvesTrust SA, Rolfe Investment Ltd., Ultimedia Sales Inc., Zonbit Ltd., and Ariel Malik. No new control positions have been created as a result of the transfer.

Changes in Control

None of the recipients of the Shares transferred by DNG on closing of the Agreement acquired a control position of Global. No new control positions were created as a result of the transfer.

No voting trust, option to acquire or similar arrangements have been made with respect to the Shares by any of the parties who acquired the Shares.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Christopher S. Kape	31	President, Chief Executive Officer and a Director	April 5, 2005
Nick DeMare (1)	50	Secretary, Treasurer and a Director	September 30, 2002

(1) Mr. DeMare has expressed his intention to resign as a director and officer of Global effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all Company shareholders.

Nick DeMare:

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia, and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company that provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production, and venture capital. Mr. DeMare indirectly owns 100% of Chase Management Ltd. Mr. DeMare is also a director and/or officer of eleven other public reporting companies.

Mr. DeMare currently spends approximately 2-3 hours per week providing services to Global, which represents 3% of his working hours.

Christopher S. Kape:

Mr. Kape currently holds senior officer positions within a portfolio group of five private companies, all of which are involved in online marketing activities related to sports. Previously Mr. Kape held a variety of positions, including owner and President of Interactive Classified Corporation, an online classified-based company that he successfully sold in 2004 after a buyout and three year operations turnaround. From 2001 to March 2005, Mr. Kape was Chief Financial Officer of Isee3d Inc. Prior to that, Mr. Kape was the principal partner of a senior management recruiting firm, specializing in the technology sectors of enterprise resource planning and customer relationship management, which was sold in December 1999. Mr. Kape began his career at Procter & Gamble, where he tenured for two years. Mr. Kape holds a Bachelor of Arts in Administrative and Commercial Studies (Finance and Economics) from the University of Western Ontario, and is presently pursuing his Master's degree in Business Administration at the John Molson School of Business in Montreal, Quebec.

Mr. Kape currently spends approximately 5 hours per week providing services to Global, which represents 12.5% of his working hours.

Board Meetings and Committees

Global's board of directors held no formal meetings during the year ended December 31, 2004. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Global does not have standing audit, nominating or compensation committees, or committees performing similar functions. The Board believes that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by the Board.

The Board also is of the view that it is appropriate for Global not to have a standing nominating committee because there are currently only two directors on the Board; these two directors on Board have performed and will perform adequately the functions of a nominating committee. The directors on the Board, who perform the functions of a nominating committee, are not independent because they are also officers of Global. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. The Board has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because we believe that, given the early stages of Global's development, a specific nominating policy would be premature and of little assistance until its business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. The process of identifying and evaluating nominees for director typically begins with the Board soliciting professional firms with whom Global has an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. Global does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years, none of the following persons has had any direct or indirect material interest in any transaction to which Global was or is a party, or in any proposed transaction to which Global proposes to be a party:

(a) any director or officer of Global;

(b) any proposed director of officer of Global;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's Common Stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No compensation of any kind has been paid, or is payable, to any of our current or former directors and officers for the last three fiscal years ended December 31, 2004, 2003 or 2002.

Chase Management Ltd., a private company owned by Nick DeMare, provides Global with office space, and secretarial and accounting services. For the fiscal periods ended December 31, 2004, 2003, and 2002, we paid Chase $14,955, $5,656 and $2,569.00, respectively.

Since its inception, Global has not granted any stock options, long-term incentive plans, or stock appreciation rights.

Global has no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

Global has not entered into any employment or consulting agreement with any of our directors or officers.

There are no arrangements or plans in which Global provides pension, retirement or similar benefits for directors or officers. Global does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of the board of directors in the future.

Global has no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: April 18, 2005

By Order of the Board of Directors

GLOBAL ENERGY INC.

/s/ Christopher S. Kape
Christopher S. Kape
President and Chief Executive Officer